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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GRADIENT SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4105 LEXINGTON AVE N, STE 380

(No. and Street)

ARDEN HILLS	MN	55126
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT NELSON 866-991-1539   rnelson@gradientsecurities.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.

(Name – if individual, state last, first, and middle name)

5 Bryant Park, 1065 Avenue of the Americas NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ROBERT NELSON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRADIENT SECURITIES. LLC_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
PRESIDENT

_____
Notary Public

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Gradient Securities, LLC

Financial Statement

and Report of Independent Registered

Public Accounting Firm

December 31, 2025



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Gradient Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gradient Securities, LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2018 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Deerfield, Illinois
March 30, 2026

CBIZCPAS.COM

GRADIENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	2,168,625
Deposit with Clearing Broker		50,000
Commissions and Advisory Receivable		989,765
Other Receivables		225,840
Prepaids and Other Assets		535,379
Notes Receivable		254,721
Right of Use Asset, Net of Accumulated Amortization of $147,710		172,346
Total Assets	$	4,396,676

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	151,976
Commissions Payable		933,504
Lease Liability		172,346
Deferred Revenue		346,106
Total Liabilities		1,603,932
Member's Equity		2,792,744
Total Liabilities and Member's Equity	$	4,396,676

The accompanying notes are an integral part of this financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (the "Company") was formed on April 9, 2003 as an Indiana limited liability company and redomiciled to Delaware on September 13, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers securities, bonds, variable life insurance or annuities, and mutual funds to its customers through affiliated registered representatives.

In addition, the Company is a Registered Investment Advisory firm primarily doing business under the name Gradient Wealth Management.

On August 15, 2025 the Company's majority member contributed their entire ownership interest to Meraki, LLC. As of December 31, 2025, the company is wholly-owned by Meraki, LLC.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Revenue: The Company records Deferred Revenue for services to be provided to registered representatives during the subsequent 12-month period (e.g., supervision, compliance, platform access, licensing support). These fees are recorded as deferred revenue when invoiced or received before the coverage period begins and are recognized as revenue on a straight-line basis over the related service period.

Income Taxes: The Company is a single-member limited liability company, as of December 31, 2025, under the Internal Revenue Code with all income tax implications flowing through to the member. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's member. The Company's tax years 2024, 2023 and 2022 are open for examination by federal and state taxing authorities. There are no material differences between the tax basis of the assets and liabilities to their reported amounts in the Statement of Financial Condition.

The Company has evaluated its tax positions and determined that there are no uncertain tax positions at December 31, 2025.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Cash Concentration:

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation. The uninsured cash amount at December 31, 2025 is approximately $1,675,040.

Commissions and Advisory Receivable: The Company's commissions and advisory receivable represent a combination of gross dealer concessions from various insurance and investment companies and third-party money managers for advisory services along with amounts due from two related party companies as described in Note 4. These receivables are not secured and no reserves for credit losses have been established to date, as the management expects to receive all receivables in their entirety. See Note 2: Financial Instruments: Credit Losses.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: Customer transactions are introduced to and cleared through the Company's clearing broker, RBC, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company's trades are settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of different classes of service, including investment advisory and principal transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, single reporting segment, because the CODM manages the business activities using information of the Company as a whole. Segment assets can be found on the Statement of Financial Condition. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Leases: The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board Accounting Standards Codification 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discountrate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate (8%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Disclosures related to the leases are included in Note 6.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses on its receivables as an allowance for credit losses.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of a minimum net capital, $50,000 or 6 2/3% of aggregate indebtedness, whichever is greater, and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2025, the net capital ratio, net capital and excess net capital are as follows:

Aggregate indebtedness to net capital ratio	.83:1
Net capital	$1,732,853
Excess net capital	$1,637,414

NOTE 4 – RELATED PARTY TRANSACTIONS

Gradient Insurance Brokerage, Inc. ("GIB"), an entity related through common ownership, and the Company entered into an agreement to transfer the net commission override earnings of GIB to the Company at an agreed-upon percentage of all annuity insurance business conducted through GIB by affiliated registered representatives of the Company. At December 31, 2025, the Company has a receivable from GIB for $93,939, and is included in Other Receivables on the Statement of Financial Condition.

Gradient Investments LLC ("GI"), a related entity through common ownership, provides asset management services. At December 31, 2025, the Company has a receivable from GI for $195,316, and it is included in Commissions Receivable on the Statement of Financial Condition.

The Company entered into a lease agreement with A-Street, LLC, an entity related through common ownership, for a fractional use of two corporate owned aircraft that requires monthly payments plus variable use of expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 day notice. No variable use expenses have been incurred in 2025. There were no amounts due at year-end.

The Company entered into an agreement with Gradient Financial Group, LLC ("GFG"), an entity related through common ownership, to provide various administrative, marketing and support functions. This agreement has a one year term with monthly payments of $12,500 and automatic one year term renewals. This agreement is cancellable at any time by either party with 30 days written notice. There were no amounts due at year-end.

The Company also entered into a technology service agreement with GFG to provide technology support. This agreement has a one year term with monthly payments of $450 per employee per month. There were no amounts due at year-end.

The Company entered into a software agreement with Nextek, LLC, an entity related through common ownership, whereby Nextek, LLC granted to the Company the nonexclusive, non-transferrable, non-sublicensable license to use CRM software and other software for the Company's internal use and for business purposes. This agreement has a one year term with monthly payments of $10,000 and automatic one year term renewals. This agreement is cancellable at any time by either party with 30 days written notice. There were no amounts due at year-end.

The Company entered into an agreement that with Case Central, LLC, an entity related through common ownership, to provide annuity and life insurance illustrations, annuity and life insurance case reports, financial planning, case design, marketing and consultation. This agreement has a one year term with automatic one year term renewals. This agreement is cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments of $5,500. There were no amounts due at year-end.

NOTE 4 – RELATED PARTY TRANSACTIONS – Continued

The Company entered into an agreement with Luson Media, LLC (F/K/A Gradient Positioning Systems, LLC), an entity related through common ownership, to provide web services and design, print design, audio and video production and design. This agreement has a one year term and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments of $3,000. There were no amounts due at year-end.

The Company purchases business insurance on an as needed basis through a related captive insurance company, Gradient Assurance LLC, an entity related through common ownership. Premiums for 2025 were paid in December of 2024 and expensed equally over 12 months in 2025. At December 31, 2025, the Company has prepaid $232,728 for premiums relating to 2026, and it is included in Prepaids and Other Assets on the Statement of Financial Condition.

The Company has an agreement with GIB for the use of its office space. See Note 6.

It is possible that the terms of certain of the above related party transactions are not the same as those that would result from transactions among unrelated parties.

NOTE 5 – LEGAL COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. There was no pending litigation or arbitration at December 31, 2025.

The Company is subject to periodic regulatory exams from the SEC and FINRA. January 8, 2025 the Securities and Exchange Commission ("SEC") commenced a routine exam of the company in its capacity as a registered investment adviser pursuant to Section 204 of the Investment Advisers Act of 1940. As of the date of this report, this exam is still underway and no outcome can be determined.

NOTE 6 – LEASES

The Company entered into a lease with GIB on October 1, 2022 for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease has an expiration of December 2028 and contains a three-year renewal option. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments including, for the Company's lease, variable payments. The lease requires the Company to make variable payments for its proportionate share of the building's property taxes, insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized separately as variable costs when incurred.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2025, are as follows:

NOTE 6 – LEASES – Continued

Year ending December 31,

2026	64,800
2027	64,800
2028	64,800
Total undiscounted lease payments	$ 194,400
Less Imputed Interest	(22,054)
Total Lease Liability	$ 172,346